SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

ASHWORTH, INC.

(Name of Subject Company (issuer))

PHX ACQUISITION CORP.

a wholly-owned subsidiary of

TAYLOR MADE GOLF COMPANY, INC.

an indirect wholly-owned subsidiary of

ADIDAS AG

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

04516H101

(CUSIP Number of Class of Securities)

William S. Reimus, Esq.

Senior Vice President and General Counsel

Taylor Made Golf Company, Inc.

5545 Fermi Court

Carlsbad, CA 92008

(760) 918-6000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Ethan D. Feffer, Esq.

Sheppard, Mullin, Richter & Hampton LLP

650 Town Center Drive, 4th Floor

Costa Mesa, CA 92626

(714) 513-5100

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$28,019,003.60	$1,101.15

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $1.90 cash per share for all 14,746,844 shares of common stock of Ashworth, Inc. that are issued and outstanding.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals the transaction valuation multiplied by 0.0000393.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,101.15
Form or Registration No.: Schedule TO-T
Filing Party: PHX Acquisition Corp., Taylor Made Golf Company, Inc. and adidas AG
Date Filed: October 20, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 (this “Amendment”) amends the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 20, 2008, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on November 7, 2008 (as amended, the “Schedule TO”). The Schedule TO relates to the offer by PHX Acquisition Corp., a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of Taylor Made Golf Company, Inc., a Delaware corporation dba TaylorMade-adidas Golf Company (“TMaG”), to purchase all of the outstanding shares of common stock par value $0.001 per share of Ashworth, Inc., a Delaware corporation (“Ashworth”), at $1.90 per share, net to the seller in cash, without interest, and less any required withholding taxes. The ultimate parent of TMaG is adidas AG (“adidas”), a multinational apparel and sporting goods company. The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated October 20, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) and which, together with any amendments or supplements to either, constitute the “Offer.” Capitalized terms used and not otherwise defined in this Amendment have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1, 4, 6, 8 and 11.	Summary Term Sheet; Terms of the Transaction; Purposes of the Transaction and Plans or Proposals;
Interest in Securities of the Subject Company; Additional Information.

Items 1, 4, 6, 8 and 11 of the Schedule TO which incorporate by reference the information contained in the Offer to Purchase are hereby amended as set forth below.

The Offer expired at 12:00 midnight, New York City time, at the end of Tuesday, November 18, 2008. According to the report of the Depositary for the Offer, 10,934,097 Shares were validly tendered in the Offer and not withdrawn, including 202,510 Shares subject to guaranteed delivery, representing approximately 74% of the outstanding Shares. Purchaser and TMaG have been informed by Ashworth that the number of issued and outstanding Shares as of November 18, 2008 was 14,746,844. Purchaser has accepted for payment all Shares validly tendered and not withdrawn in the Offer. Purchaser will promptly pay the offer price of $1.90 net per Share in cash, without interest, to all stockholders whose Shares were validly tendered and not properly withdrawn prior to the expiration of the Offer on November 18, 2008, and in the case of Shares tendered by guaranteed delivery procedures, will pay promptly after timely delivery of such Shares and required documentation. In order to acquire one share more than 90% of the outstanding Shares, Purchaser, pursuant to the terms of the Merger Agreement, exercised its Top-Up Option, pursuant to which Purchaser acquired newly-issued shares at a purchase price per share equal to the Offer Price. As a result of Purchaser’s acquisition of the Shares validly tendered during the offering period and the shares issued pursuant to the Top-Up Option, Purchaser owns more than 90% of the outstanding Shares. Pursuant to the Merger Agreement, TMaG is therefore entitled to and has caused Purchaser to merge with and into Ashworth effective November 19, 2008, without a meeting of the stockholders of Ashworth, in accordance with Delaware’s “short-form” merger statute, with Ashworth continuing as the Surviving Corporation and a wholly-owned subsidiary of TMaG. As a result of the Merger, each outstanding Share that was not purchased in the Offer (other than Shares held by Purchaser or TMaG, treasury Shares, which will be cancelled, and Shares held by stockholders, if any, who properly exercise appraisal rights in accordance with the DGCL) will be converted into the right to receive $1.90 per Share, in cash, without interest. Shares held by stockholders who perfect their appraisal rights will represent only the right to receive the amount awarded in the appraisal, or, if such demand for appraisal is withdrawn or forfeited, $1.90 per Share, in cash, without interest. Following the Merger, Ashworth’s common stock will cease to be traded on the NASDAQ Global Market.

On November 20, 2008, Purchaser, TMaG and adidas issued a press release, a copy of which is included as Exhibit (a)(5)(C) hereto and incorporated herein by reference, announcing the completion of the Offer.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(C) Press Release dated November 20, 2008

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHX ACQUISITION CORP.

By:	/s/ William S. Reimus
Name:	William S. Reimus
Title:	Secretary

Date:	November 20, 2008

TAYLOR MADE GOLF COMPANY, INC.

By:	/s/ William S. Reimus
Name:	William S. Reimus
Title:	Senior Vice President and General Counsel

Date:	November 20, 2008

ADIDAS AG

By:	/s/ Frank Dassler
Name:	Frank Dassler
Title:	General Counsel and Chief Compliance Officer

Date:	November 20, 2008

Exhibit Index

Exhibit Number	Description
(a)(5)(C)*	Press Release dated November 20, 2008

*	Filed herewith.